360 Sports, Inc.

PROFIT AND LOSS (UNAUDITED)

January 2013 - December 2015

	Jan - Dec 2013	Jan - Dec 2014	Jan - Dec 2015	Total
INCOME				
Other Income			6,018.02	$6,018.02
Refunds-Allowances		-47.58	1,378.84	$1,331.26
Sales of Product Income	150,795.85	118,383.63	221,781.35	$490,960.83
Transfer from savings			19,455.87	$19,455.87
Unapplied Cash Payment Income			-5,977.81	$ -5,977.81
Uncategorized Income			4,949.88	$4,949.88
Total Income	**$150,795.85**	**$118,336.05**	**$247,606.15**	**$516,738.05**
COST OF GOODS SOLD				
Cost of Goods Sold			1,219.26	$1,219.26
Supplies & Materials	16,373.68	14,012.16	2,467.88	$32,853.72
Total Cost of Goods Sold	**$16,373.68**	**$14,012.16**	**$3,687.14**	**$34,072.98**
GROSS PROFIT	**$134,422.17**	**$104,323.89**	**$243,919.01**	**$482,665.07**
EXPENSES				
Advertising	2,212.83	2,113.19	61.92	$4,387.94
Apparel Order			1,000.00	$1,000.00
Bank Charges	611.30	779.27	2,485.24	$3,875.81
Bank transfer	-22.18		32,534.67	$32,512.49
Clothing			1,190.96	$1,190.96
Commission	42,754.18	12,075.33	25,568.97	$80,398.48
Commissions & fees			2,464.09	$2,464.09
Dues & Subscriptions	330.27	431.26	290.10	$1,051.63
Food			2,891.88	$2,891.88
gym membership			390.96	$390.96
health			151.65	$151.65
Insurance	5,685.94	3,339.41	1,685.15	$10,710.50
Internet			14.95	$14.95
Legal & Professional Fees	-55.20		898.00	$842.80
loan			593.37	$593.37
Meals and Entertainment	10,080.54	11,620.51	9,123.51	$30,824.56
Office Expense	2,694.35	580.00	3,588.98	$6,863.33
Other General and Admin Expenses			8,450.64	$8,450.64
Purchases		74.66		$74.66
Rent or Lease		9,500.00	3,946.88	$13,446.88
Repairs & Maintenance	1,468.13	6,180.60	4,917.54	$12,566.27
Shipping and delivery expense	1,793.86	1,317.79	506.46	$3,618.11
Social Media	1,398.80	2,430.71	2,215.14	$6,044.65
Sports			700.00	$700.00
Subcontractors	11,518.54	23,805.15	2,828.53	$38,152.22
Taxes & Licenses			75.00	$75.00
Taxi			918.00	$918.00
Telephone & Communications	3,707.94	3,141.65	3,696.54	$10,546.13
Tolls			687.62	$687.62
Travel	59,147.55	41,320.72	9,573.92	$110,042.19

	Jan - Dec 2013	Jan - Dec 2014	Jan - Dec 2015	Total
Travel Meals			260.05	$260.05
Uncategorized Expense		150.00	16,968.32	$17,118.32
Utilities	2,438.27	576.96	1,981.52	$4,996.75
Total Expenses	**$145,765.12**	**$119,437.21**	**$142,660.56**	**$407,862.89**
NET OPERATING INCOME	$ -11,342.95	$ -15,113.32	$101,258.45	$74,802.18
OTHER INCOME				
Interest Earned	6.64		4.11	$10.75
Other Ordinary Income			2,932.71	$2,932.71
Total Other Income	**$6.64**	**$0.00**	**$2,936.82**	**$2,943.46**
OTHER EXPENSES				
Miscellaneous			4,450.32	$4,450.32
Total Other Expenses	**$0.00**	**$0.00**	**$4,450.32**	**$4,450.32**
NET OTHER INCOME	$6.64	$0.00	$ -1,513.50	$ -1,506.86
NET INCOME	$ -11,336.31	$ -15,113.32	$99,744.95	$73,295.32